Exhibit (a)(5)

AGCO Corporation 4205 River Green Parkway Duluth, GA USA 30096-2568 www.agcocorp.com Telephone 770.813.9200

COMPANY NEWS RELEASE

FOR IMMEDIATE RELEASE
Thursday, May 26, 2005

CONTACT:	Molly Dye Vice President, Corporate Relations (770) 813-6044

AGCO ANNOUNCES EXCHANGE OFFER FOR CONVERTIBLE NOTES

DULUTH, GA – May 26, 2005 – AGCO Corporation (NYSE:AG), a global manufacturer and distributor of agricultural equipment, announced today that it has filed a registration statement with the Securities and Exchange Commission to register its offer to holders of its $201,250,000 outstanding principal amount of 1 3/4% Convertible Senior Subordinated Notes due 2033 (CUSIP Nos. 001084AJ1 and US001084AH57) (the “Old Notes”) to exchange the Old Notes for an equivalent principal amount of its 1 3/4% Convertible Senior Subordinated Notes, Series B, due 2033 (the “New Notes”). The New Notes provide for (i) the settlement upon conversion in cash up to the principal amount of the converted New Notes with any excess conversion value settled in shares of AGCO common stock, and (ii) the conversion rate to be increased under certain circumstances if the New Notes are converted in connection with certain change of control transactions occurring prior to December 10, 2010, and otherwise are substantially the same as the Old Notes.

AGCO is offering to exchange Old Notes for New Notes with the modified terms in response to the FASB’s ratification of Emerging Issues Task Force Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share,” which became effective on December 31, 2004. EITF 04-8 requires that the calculation of diluted earnings per share of common stock reflect shares issuable under contingently convertible debt regardless of whether the contingent feature has been met. The conversion settlement feature of the New Notes will result in the inclusion of fewer shares in the calculation of diluted earnings per share than the Old Notes, since exercise of the conversion feature would result in a payment of cash, rather than shares, for the principal amount of the New Notes.

The exchange offer will expire at 5:00 p.m., New York City time, on June 23, 2005, unless extended. Morgan Stanley & Co. Incorporated is the dealer manager for the exchange offer.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer, solicitation or sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. You are urged to read the prospectus and related materials, which have been filed as part of the registration statement, and our tender offer statement on Schedule TO because they contain important information. You may obtain a copy of these documents for free at the SEC’s website at http://www.sec.gov. A copy of the written prospectus and other materials relating to the exchange offer also can be obtained for free from the information agent, Morrow & Co., Inc., 445 Park Avenue, New York, New York 10022, Phone: 1-800-654-2468, or from Morgan Stanley, 1585 Broadway, New York, New York 10036, Attention: Arthur Rubin, Phone: 1-800-624-1808.

AGCO Corporation, headquartered in Duluth, Georgia, is a global designer, manufacturer and distributor of agricultural equipment and related replacement parts. AGCO products are distributed in more than 140 countries. AGCO offers a full product line including tractors, combines, hay tools, sprayers, forage, tillage equipment and implements through more than 3,900 independent dealers and distributors around the world. AGCO products are distributed under the various well-known brand names AGCO®, Challenger®, Fendt®, Gleaner®, Hesston®, Massey Ferguson®, New Idea®, RoGator®, Spra-Coupe®, Sunflower®, TerraGator®, Valtra®, and White™ Planters. AGCO provides retail financing through AGCO Finance in North America and through Agricredit in Australia, the United Kingdom, France, Germany, Ireland, and Brazil. In 2004, AGCO had net sales of $5.3 billion.

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